SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(AMENDMENT No. 4)

HAWTHORNE FINANCIAL CORPORATION
______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
______________________________________________________________________________
(Title of Class of Securities)

420542102
______________________________________________________________________________
(CUSIP NUMBER)

Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
Suite 808
4514 Cole Avenue
Dallas, Texas 75205
Tel. No.: (214) 522-2100
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2002
______________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

CUSIP No. 420542102	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Value Partners, Ltd. - 75-2291866
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

          *But see Item 5

CUSIP No. 420542102	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ewing & Partners - 75-2741747
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN

          *But see Item 5

CUSIP No. 420542102	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Timothy G. Ewing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,600
8	SHARED VOTING POWER 0*
9	SOLE DISPOSITIVE POWER 12,600
10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN

          *But see Item 5

AMENDMENT No. 4 to SCHEDULE 13D

          This Amendment No. 4 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.01 per share ("Common Stock"), of Hawthorne Financial Corporation (the "Issuer"), as filed with the Securities and Exchange Commission on July 16, 1998 and as amended from time to time since such date to the date hereof (the "Statement"). The Statement is hereby amended and supplemented as follows:

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

          On April 12, 2002, Value Partners exercised warrants for 260,000 shares of Common Stock and then sold those same 260,000 shares of Common Stock on the open market on April 16, 2002. On April 17, 2002, Value Partners exercised Warrants for 230,874 shares of Common Stock and then sold those same 230,874 shares of Common Stock on the open market on April 16, 2002. Thus, Value Partners beneficially owns 0 shares of Common Stock as of the date hereof. All of the funds utilized in this exercise came from the working capital of Value Partners.

          Mr. Ewing has the sole power to vote and dispose of the 12,600 shares of Common Stock beneficially owned by him. Mr. Ewing does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of the 12,600 shares of Common Stock owned by him.

Item 5.     Interest In Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

          (a)     As of the date hereof, Value Partners beneficially owns 0 shares of Common Stock, which represents 0% of the Issuer's outstanding shares of Common Stock.

          (b)     Ewing may direct the vote and disposition of 12,600 shares of Common Stock beneficially owned by him.

          (c)     During the past 60 days, Value Partners effected the following transactions in the Common Stock:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)*

04/16/02	Sell	490,874	$30.50

*Price per share includes broker's commissions.

          (d)     Not applicable.

          (e)     Value Partners ceased to be the beneficial owner of 5% of the class of securities as of April 16, 2002. Ewing ceased to be able to direct the vote of 5% of the class of securities as of April 16, 2002.

Item 7.     Material to be filed as Exhibits
Exhibit 1	Joint Filing Agreement dated July 16, 1998 between Value Partners, Ewing & Partners and Mr. Ewing (previously filed as Exhibit 1 to the initial Schedule 13D and incorporated herein by reference).

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    April 22, 2002

VALUE PARTNERS, LTD.
By:	EWING & PARTNERS as General Partner

By: /S/ TIMOTHY G. EWING ____________________________ Timothy G. Ewing as Managing Partner

EWING & PARTNERS
By:	/S/ TIMOTHY G. EWING ________________________________ Timothy G. Ewing as Managing Partner

/S/ TIMOTHY G. EWING _________________________________________ Timothy G. Ewing